SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

COMPANHIA ABERTA

Centrais Elétricas Brasileiras S/A ("Company" or "Eletrobras") hereby informs its shareholders and the market in general that received on August 15, 2016, the Official Letter No. 391/2016-CVM/SEP/GEA-1 of Comissão de Valores Mobiliários ("CVM"), requesting clarification regarding news published by "Reuters" under the title: "Minister does not believe in new write-offs of Eletrobras because of corruption", as transcribed by the end of this notice.

In response to the Official Letter in question, the Company clarifies the following:

1. The investigation work conducted by Hogan Lovells, are still ongoing, therefore, the information available is not sufficient for the Company to evaluate, according to the laws of Brazil and the United States, the possible occurrence of impacts on the Financial Statements.

2. Despite the Company's efforts and the availability of all financial resources, staff and by third parties the investigation schedule in reference was strongly impacted by difficulties faced in the investigation of certain Special Purpose Entities in which Eletrobras holds a minority interest due the limitations resulting from the Brazilian corporate law, as well as the difficulty of access to the testimonials and plea bargaining and vigilantism, kept confidential under the "Lava Jato" operation.

3. As soon as that such work evolve and, if leading to findings and produce enough information and data to evaluation of the Company in accordance with the laws of Brazil and the United States, the possible occurrence of impacts on the Company’s Financial Statements, will be given the same legal and regulatory relevant treatment.

MARKET ANNOUNCEMENT

4. The Company will keep the market informed about the evolution of the subject reported in this market announcement.

Rio de Janeiro, August 16, 2016.

Armando Casado de Araujo

CFO and Investor Relations Officer

MARKET ANNOUNCEMENT

[Free Translation Officlal Letter nº 391/2016-CVM/SEP/GEA-1]

“Subject: Clarification request about News

Dear Officer,

1.      We make reference to the news entitled "Minister does not believe in new write-off of Eletrobras for corruption", broadcast on Reuters today, 08/15/2016, bearing the following statements below:

"Eletrobras will not need to perform other related writed-off because of corruption cases investigated by Operation Lava-Jato after a series asset impairments announced on their latest financial statements, said the Minister of Mines and Energys, Fernando Coelho Filho, on Monday.

In an interview after an event in Sao Paulo, he also said that provisions made by Eletrobras should be sufficient in case of being some impact of the deviations detected in the company's works.

"In fact, Eletrobras has already provisioned a good amount. From the information that we have both the independent audit as of international companies, the provisioned figure that is sufficient for covering any kind of damage," he said.

(By Luciano Costa) "

2.      Relating to this, we determine that you, Mr Director, clarify whether the news is true, and, if confirmed its veracity, shall explain the reasons that understood not to be relevant fact, as well comment about other information deemed important, especially as the results of any internal and contracted investigations by the issuer on the subject.

3.      This answer should take place through the Empresa.NET System category: Notice to the Market, type: Clarifications Inquiries CVM/BOVESPA, subject: Disclosed in the news media, which should include a transcript of this Official Letter.

4.      We should emphasize that by art. 3 of CVM Instruction 358/02, meets the Investor Relations disclose and communicate to CVM and, if applicable, the stock exchange and entity of the organized OTC market in which the securities issued by the company are admitted the negotiation, any act or fact occurred or related to their business and ensure its wide and immediate dissemination, simultaneously in all markets where such securities are admitted to trading.

5.      We warn that the order of the Superintendence of Corporate Relations, in exercise of its legal powers and on the basis of section II of Article 9 of Law 6,385/76 and CVM Instruction No. 452/07, it will be the determined the application of fine in the amount of R$ 1,000.00 (one thousand reais), without prejudice to other administrative sanctions for non-compliance with the requirement contained in this notice within 1 (one) business day from the date of knowledge of content of this expedient, sent exclusively by e-mail, despite the provisions of the sole paragraph of art. 6 of CVM Instruction 358/02. “

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 16, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.